FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending December 2013

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Monday 16 December 2013, London UK - LSE announcement

GSK initiates voluntary open offer to increase stake in its pharmaceuticals subsidiary in India

GlaxoSmithKline ("GSK") (LSE: GSK) today announced a Voluntary Open Offer (the "Offer") to increase its stake in its publicly-listed pharmaceuticals subsidiary in India (GlaxoSmithKline Pharmaceuticals Limited, the "Company") from 50.7% to up to 75% at a price of INR 3,100 per share. Securities regulations in India require a minimum public shareholding of 25% for a company to maintain a public listing in the country. GSK intends to keep the Company publicly-listed.

The Offer, which is made pursuant to the rules of the Securities and Exchange Board of India (SEBI), is to acquire up to 20,609,774 shares, representing 24.3% of the total outstanding shares of the Indian Company. The Offer represents a premium of approximately 26% to the Company's closing share price on the National Stock Exchange of India Ltd (NSE) on 13 December, 2013. This closing price represents an appreciation of 19% over the last 12 months.The potential total value of the transaction at the Offer price is approximately INR 64 billion or £629 million.

David Redfern, Chief Strategy Officer, GSK said:  "For GSK this transaction will increase exposure to a strategically important market and for our Indian pharmaceuticals subsidiary's shareholders we believe it offers a good liquidity opportunity at an attractive premium.

"GSK has a proud heritage in India. Today's announcement is a further demonstration of our long-term commitment to the country having increased our holding in our consumer business earlier this year and more recently committed to a significant manufacturing investment."

The transaction will be funded through GSK's existing cash resources, will be earnings neutral for the first year and accretive thereafter and will not impact expectations for the Group's long-term share buyback programme.

GSK's Indian pharmaceuticals subsidiary manufactures, distributes and commercialises pharmaceuticals and vaccines across multiple therapeutic areas including respiratory, cardiovascular, oncology, anti-infectives and dermatology. The Company employs more than 5,000 people across its operations and generated more than INR 26 billion turnover in the financial year ended 31 December 2012 (approximately £313 million at 2012 average exchange rates).

The Company's profit before tax in the financial year ended 31 December, 2012 was approximately INR 9.8 billion (approximately £116 million at 2012 average exchange rates) and approximately INR 5.6 billion after tax and exceptional items (approximately £66 million at 2012 average exchange rates).

Subject to regulatory clearance, the Offer period is expected to begin in February 2014. Payment for the shares will take place shortly after close of the Offer. The Company's shares are traded on the Bombay Stock Exchange Ltd (Scrip Code: 500660) and the NSE (Symbol:GLAXO).

The details of the Offer can be found in the public announcement which will shortly be available at www.sebi.gov.in, www.bseindia.com, and www.nseindia.com, and the detailed public statement and letter of offer which will be filed in connection with the Offer with SEBI and the relevant stock exchanges.

The Offer is being managed by HSBC Securities and Capital Markets (India) Private Limited.

B Kelly-Bisla
Corporate Secretariat
16 December 2013

Notes to editors

Accounting Information

GSK will continue to consolidate 100% of the results and net assets of the Company, but the share of profits due to the non-controlling interests and the non-controlling interests balance in the balance sheet will both be lower after the transaction. GSK will record no gain or loss on the acquisition, with the accounting entries being recorded in non-controlling interests and shareholders' equity.

GSK- one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

GSK enquiries:
UK Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Simon Steel	+44 (0) 20 8047 5502	(London)
	David Daley	+44 (0) 20 8047 5502	(London)
	Catherine Hartley	+44 (0) 20 8047 5502	(London)

India Media enquiries	Nandini Goswami	+91 22 24959203	(Mumbai)
	Ketan Bondre	+91 98 20536572	(Mumbai)

US Media enquiries:	Stephen Rea	+1 215 751 4394	(Philadelphia)
	Melinda Stubbee	+1 919 483 2510	(North Carolina)
	Mary Anne Rhyne	+1 919 483 0492	(North Carolina)
	Sarah Alspach	+1 202 715 1048	(Washington, DC)
	Jennifer Armstrong	+1 215 751 5664	(Philadelphia)

Analyst/Investor enquiries:	Sally Jackson	+44 (0) 20 8047 5543	(London)
	Kirsty Collins (SRI & CG)	+44 (0) 20 8047 5534	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+44 (0) 20 8047 5503	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+44 (0) 20 8047 3289	(London)
	Lucy Singah	+44 (0) 20 8047 2248	(London)

Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2012.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to the Offer or otherwise. The distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities law of any such jurisdiction.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: December 16, 2013

By: SIMON BICKNELL
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Simon Bicknell
Authorised Signatory for and on
behalf of GlaxoSmithKline plc